

Mail Stop 3720

February 24, 2006

VIA INTERNATIONAL MAIL AND FAX (212)-833-5215.

Mr. Nobuyuki Oneda
Executive Vice President and Chief Financial Officer
Sony Corporation
7-35 Kitashinagawa 6-Chome
Shinagawa-Ku
Tokyo 141-0001, Japan

> **Re: Sony Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2005**
> **Filed June 23, 2005**
> **File No. 1-6439**

Dear Mr. Oneda:

We have reviewed your supplemental response letter dated February 17, 2006 as well as your filing and have the following comments. As noted in our comment letter dated January 24, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended March 31, 2005

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Products and Services, page 17</u>

2. Please refer to prior comment 1. We understand that you provide various reports of your operating segments to your CODM and some of these reports provide product category information. You state that the product category information "is not necessarily used by the CODM to make decisions on the management of the product category groups" but the "information on the results of specific product lines is primarily used by the segment manager." If the CODM receives the discrete information on each product category groups, there is a presumption that the CODM uses such information and each category groups are operating segments under paragraphs 10-15 of FAS 131. Please provide us copies of the reports provided to the CODM.

<u>Note 16(2). Convertible Bond Plan, page F-51</u>

3. In future filings, please provide a *separate* disclosure of the convertible bond plan and each share-based plan in a format similar to paragraph A240 of SFAS 123®.

<u>Note 22. Variable Interest Entities, page F-65</u>

4. We note that you own 45% of MGM Holdings' common stock and a "significant amount" of senior preferred voting stock. Please tell us your total voting interest in relation to the total outstanding voting shares excluding the effect of dilutive common stock equivalents.

<p style="text-align:center">*   *   *   *</p>

Please respond to these comments within 10 business days via EGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384. if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: William Gorin via FAX (212) 255-2000
    Nicole Seligman via FAX (212) 833-5215